

February 1, 2011

Thomas S. Hall, Chief Executive Officer
NovaMed, Inc.
333 West Wacker Drive, Suite 1010
Chicago, IL 60606

> **Re: NovaMed, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-26625**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2010**
> **File No. 000-26625**

Dear Mr. Hall:

        We have completed our review of your filings and related documents and have no further comments at this time.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director